

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2015

Via Email
Howard M. Averill
Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019

> **Re: Time Warner Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated May 26, 2015**
> **File No. 001-15062**

Dear Mr. Averill:

We have reviewed your May 26, 2015 response to our comment letter and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Note 8. Film Tax-Advantage Arrangements, page 99

1.   We note your response to comment 1. To enable us to better understand your film tax-advantage arrangements, please provide us with the following information.

   a. Provide for us a robust explanation of the nature of the arrangements including the parties involved, all significant terms, the legal rights transferred and received, legal obligations assumed, and the reasons for entering into such arrangements. This explanation should address the nature and terms of any arrangements between Time Warner and the Bank and between the SPE and the Bank.
   b. Accompany this explanation with a diagram that illustrates a typical arrangement including the identity of the entities involved in such arrangement and the cash flows.
   c. Tell us what accounts were debited and credited including the accounting for the cash involved in the arrangements.

d. Describe for us all the cash flows under the arrangements and how you report them in your statements of cash flows. Specifically tell us if the total amount paid in the "sale" is received first by Time Warner or is the payment made directly to a third party bank.

e. Tell us how the $2.9 billion total capitalization of the SPEs was determined and why you disclosed it.

f. Quantify the total amount held on deposit in connection with these arrangements and the total amount recorded as a reduction in film assets reported on your balance sheet.

g. Tell us the extent Time Warner entered into foreign tax-advantaged arrangements during 2013 and 2014.

h. Explain to us in detail your analysis of the factors you considered in concluding that the SPEs were not variable interest entities that required to be consolidated.

i. If true, please confirm the Company has not guaranteed any cash payments to be made to the third party entities by the bank. Also, confirm that you do not control any deposit accounts or have any influence over the administration of funds.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant